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                                                                    EXHIBIT 99.2



                               CF BANCORP, INC.
                             101 WEST THIRD STREET
                                 P.O. BOX 4410
                            DAVENPORT, IOWA  52808

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

   NOTICE IS HEREBY GIVEN that the Special Meeting of the Stockholders of CF Bancorp, Inc. will be held at the main office of Citizens Federal Savings Bank, 101 West Third Street, Davenport, Iowa on November 20, 1995, at 2:00 p.m., local time, for the following purposes:

    1. To consider and vote upon a proposal to adopt an Agreement and Plan of Merger among CF Bancorp, Inc. and First Midwest Bancorp, Inc.;

    2. To approve and adopt an amendment to CF's Certificate of Incorporation (the "Charter Amendment"); and

    3.  To transact such other business as may properly come before the meeting.

   The Board of Directors has fixed the close of business on _________ __, 1995, as the record date for the determination of Stockholders entitled to notice of, and to vote at, the meeting and any adjournment thereof.

   Under Delaware law dissenters' rights are not available to stockholders of a corporation whose shares are listed and quoted on the NASDAQ National Market System. Both CF and First Midwest are incorporated under the laws of Delaware, and both CF's and First Midwest's Common Stock are listed and quoted on the NASDAQ National Market System. As a consequence, stockholders of CF do not have dissenters' rights with respect to the Merger.

                                      By Order of The Board of Directors,



                                      Paul L. Eckert, President
                                       and Chief Executive Officer